Exhibit 12(d)
PPL MONTANA, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2003	2002	2001	2000

Fixed charges, as defined:
Interest expense on credit facility	$1	$2	$2	$18
Amortization of debt expenses			1	3
Amortization of wholesale energy commitments	4	4	6	7
Estimated interest component of operating rentals	15	15	15	6

Total fixed charges	$20	$21	$24	$34

Earnings, as defined:
Net income (a)	$69	$47	$103	$86

Add:
Income taxes	45	35	68	57

Total fixed charges as above	20	21	24	34

Total earnings	$134	$103	$195	$177

Ratio of earnings to fixed charges	6.7	4.9	8.1	5.2

(a)	Net income excludes extraordinary item and the cumulative effect of a change in accounting principle.